UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 20, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

FY19 RESULTS
FOR THE YEAR ENDED 30 JUNE 2019
Harmony Gold Mining Company Limited
(“Harmony” or “company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
FY19 KEY FEATURES
•17% increase in gold production to 1.438Moz, resulting in a 23% increase in production profit
•2% increase in underground recovered grade to 5.59g/t
•Moab Khotsong and Hidden Valley boost cash flow – generated R1 375 million (US$97 million) in operating free cash flow
•Successful hedging strategy topped up – secured cash flow margins, contributing R477million (US$34 million) to cash flow
•19% increase in headline earnings per share to 204 SA cents (8% increase to 14 US cents)
OPERATING RESULTS

		Year ended June 2019	Year ended June 2018	% Change
Gold produced	kg	44 734	38 193	17
	oz	1 438 231	1 227 934	17
Underground grade	g/t	5.59	5.48	2
Gold price received	R/kg	586 653	570 709	3
	US$/oz	1 287	1 380	(7)
Cash operating costs	R/kg	439 722	421 260	(4)
	US$/oz	965	1 018	5
Total costs and capital¹	R/kg	544 487	499 028	(9)
	US$/oz	1 194	1 207	1
All-in sustaining costs²	R/kg	550 005	508 970	(8)
	US$/oz	1 207	1 231	2
Production profit	R million	6 588	5 356	23
	US$ million	465	416	12
Exchange rate	R/US$	14.18	12.85	10
¹ FY18 excludes investment capital for Hidden Valley
² Excludes share-based payment charge
FINANCIAL RESULTS

		Year ended June 2019	Year ended June 2018	% Change
Basic loss per share	SA cents	(498)	(1 003)	50
	US cents	(35)	(72)	51
Headline earnings	R million	1 067	763	40
	US$ million	75	58	29
Headline earnings per share	SA cents	204	171	19
	US cents	14	13	8
HARMONY'S ANNUAL REPORTS
Harmony’s Integrated Annual Report and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2019 will be available on our website (www.harmony.co.za/invest) on 24 October 2019. Mineral resource and reserve information as at 30 June 2019 is included in this report.

SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 June 2019	539 841 195
Issued ordinary share capital at 30 June 2018	500 251 751
MARKET CAPITALISATION
At 30 June 2019 (ZARm)	17 135
At 30 June 2019 (US$m)	1 215
At 30 June 2018 (ZARm)	10 615
At 30 June 2018 (US$m)	774
HARMONY ORDINARY SHARES AND ADR PRICES
12-month high (1 July 2018 – 30 June 2019) for ordinary shares	R32.06
12-month low (1 July 2018 – 30 June 2019) for ordinary shares	R20.63
12-month high (1 July 2018 – 30 June 2019) for ADRs	US$2.27
12-month low (1 July 2018 – 30 June 2019) for ADRs	US$1.44
FREE FLOAT	100%

ADR RATIO	1:1

JSE LIMITED	HAR
Range for year (1 July 2018 – 30 June 2019 closing prices)	R21.14 – R31.74
Average daily volume for the year (1 July 2018 – 30 June 2019)	1 954 268 shares
Range for previous year (1 July 2017 – 30 June 2018 closing prices)	R19.24 – R28.80
Average daily volume for the previous year (1 July 2017 – 30 June 2018)	1 678 662 shares
NEW YORK STOCK EXCHANGE	HMY
Range for year (1 July 2018 – 30 June 2019 closing prices)	US$1.62 – US$2.27
Average daily volume for the year (1 July 2018 – 30 June 2019)	3 715 154
Range for previous year (1 July 2017 – 30 June 2018 closing prices)	US$1.52 – US$2.50
Average daily volume for the previous year (1 July 2017 – 30 June 2018)	3 933 313
INVESTORS' CALENDAR
Release of Harmony’s FY19 Integrated Annual Report	24 October 2019
Annual General Meeting	22 November 2019

DIRECTORATE AND ADMINISTRATION

CORPORATE OFFICE
Randfontein Office Park Po Box 2, Randfontein 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za
DIRECTORS
PT Motsepe* (chairman)
M Msimang*^ (lead independent director)
JM Motlaba*^ (deputy chairman)
PW Steenkamp (chief executive officer)
F Abbott (financial director)
JA Chissano*1^, FFT De Buck*^, KV Dicks*^, Dr DSS Lushaba*^
HE Mashego**, HG Motau*^, KT Nondumo*^, VP Pillay*^
GR Sibiya*^, MV Sisulu*^, JL Wetton*^, AJ Wilkens*
* Non-executive
** Executive
^ Independent
1 Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za Mobile: +27 82 759 1775 Telephone: +27 11 411 2314 Website: www.harmony.co.za
COMPANY SECRETARIAT
Telephone: +27 11 411 6020 E-mail: companysecretariat@harmony.co.za
TRANSFER SECRETARIES
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: 0861 546 572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free (within US): +1-886-249-2593
Int: +1-718-921-8124
Fax: +1-718-921-8334
*ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Pty) Ltd 1 Fricker Road, corner Hurlingham Road Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503
TRADING SYMBOLS
JSE Limited: HAR New York Stock Exchange, Inc.: HMY
REGISTRATION NUMBER
1950/038232/06 Incorporated in the Republic of South Africa
ISIN
ZAE 000015228

FORWARD LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this report and the exhibits, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged HDSAs in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health and safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates any further downgrade of South Africa's credit rating; and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.
For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.

COMPETENT PERSON'S DECLARATION
In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Resources and reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 24 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP), a member of the South African Institute of Mining and Metallurgy (SAIMM) and a member of the Geological Society of South Africa (GSSA).
Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff
Physical address:	Postal address:
Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	PO Box 2 Randfontein 1760 South Africa
Resources and reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 31 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job
Physical address:	Postal address:
Level 2 189 Coronation Drive Milton, Queensland 4064 Australia	PO Box 1562 Milton, Queensland 4064 Australia
Both these competent persons, who are full-time employees of Harmony Gold Mining Company Limited, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

CONTENTS

PAGE
2	Shareholder information and contact details
3	Competent person's declaration
4	Message from the chief executive officer
6	Summary update of Harmony's mineral resources and mineral reserves
10	Operating results – year on year (Rand/Metric)
12	Operating results – year on year (US$/Imperial)
14	Condensed consolidated income statements (Rand)
15	Condensed consolidated statements of comprehensive income (Rand)
15	Condensed consolidated statement of changes in equity (Rand)
16	Condensed consolidated balance sheets (Rand)
17	Condensed consolidated cash flow statements (Rand)
18	Notes to the condensed consolidated financial statements
32	Segment report (Rand/Metric)
33	Condensed consolidated income statements (US$)
34	Condensed consolidated statements of comprehensive income (US$)
34	Condensed consolidated statement of changes in equity (US$)
35	Condensed consolidated balance sheets (US$)
36	Condensed consolidated cash flow statements (US$)
37	Segment report (US$/Imperial)
38	Development results – Metric and Imperial

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
SAFETY
Having tragically lost 11 employees in FY19, I wish to extend my personal, heartfelt condolences to their families, colleagues and friends at the outset of my message to Harmony’s shareholders. Safety is my number one value and also that of Harmony.
Together with each and every employee, my aim is to ensure safe production, by preventing fatalities and embedding a safety culture. It is important that every employee returns home each day – both safe and healthy.
Harmony has set out the following strategic priorities in order to achieve a safe working place by focusing on leadership, risk management and people:

•	Passionate and active leadership

•	Effective risk and critical control management

•	Effective safety management systems

•	Ongoing organisational learning

•	A proactive safety culture and an engaged workforce
Harmony embarked on its safety improvement journey in FY16 in order to align with global best practice and move towards a pro-active and risk based approach. Harmony has subsequently adopted a four-layered risk management safety approach, rolled out the associated safety training, implemented new safety systems and have put in place a secondary level safety assurance team. Our safety improvement journey is continuous and will consistently entrench safe behaviour.
We have seen improvements in FY19. Harmony's group lost time injury frequency rate improved to 6.12 (6.26 in FY18) and the group fatality injury frequency rate improved to 0.12 (0.16 in FY18) (frequency rates are per 1 000 000 hours worked).
YEAR-ON-YEAR OPERATIONAL RESULTS
In line with our strategy to produce safe, profitable ounces and increasing margins through operational excellence and value accretive acquisitions, both annual gold production and cash flows were boosted by the inclusion of a full year of production from Moab Khotsong and Hidden Valley respectively.
The group achieved a 17% increase in gold production at 1.44 million ounces, in line with annual production guidance of 1.45 million ounces. Underground recovered grade increased by 2% to 5.59g/t, the seventh consecutive year of increasing grade.
The performance from our operations is summarised below:

•
Moab Khotsong: the first full financial year inclusion of Moab Khotsong in our portfolio resulted in gold production of 7 928kg (254 891oz), achieving a recovered grade of 8.17g/t. We are confident that the operation will improve its grade performance in FY20;

•
Hidden Valley: safety, good operational momentum and disciplined cost management contributed to Hidden Valley achieving gold production of 6 222kg (200 042oz) and generating operational free cash flow of R573 million (US$40 million) (at a margin of 16%). Stripping of the cutbacks will continue for the next two and a half years, to deliver an average life of mine all-in sustaining cost of below US$950/oz;

•
Kusasalethu: gold production increased by 13% to 4 989kg (160 400oz), as a result of an 11% increase in tonnes milled to 742 000t and a 2% increase in recovered grade to 6.72g/t. The operation has been free cash flow positive for the past three financial years, generating operating free cash flow of R283 million in FY19, a more than 100% increase year on year;

•
Unisel: operational free cash flow increased by more than 100% to R99 million ( more than a 100% to US$7 million) as a result of the 39% increase in recovered grade to 4.73g/t. Gold production decreased by 5% to 1 212kg (38 966oz), following the successful restructuring of the operation in the second half of FY18 where mining is focused on targeted high grade areas of the shaft pillar;

•
Waste rock dumps: gold production increased by 40%, as a result of a 53% increase in tonnes milled to 4 307 000t. Higher production is mainly due to the treatment of a full financial year of the Moab Khotsong waste rock dumps and increased production from processing of the Doornkop waste rock dumps;

•	Central plant reclamation: gold production increased by 15% to 579kg (18 615oz), mainly due to a 14% increase in grade recovered to 0.150g/t;

•	Phoenix (tailings retreatment): gold production increased by 3% to 756kg (24 306oz), due to a 3% increase in tonnes processed to 6.133Mt;

•
Bambanani: gold production decreased by 11% to 2 515kg (80 860oz), due to the 10% decrease in recovered grade to 10.93g/t. This is in line with an overall lower grade profile as the shaft pillar is extracted;

•	Kalgold: gold production remained flat at 1 249kg (40 156oz);

•	Doornkop: gold production decreased by 5% to 3 273kg (105 229oz), as a result of a 9% decrease in recovered grade to 4.48g/t, partially offsetting a 5% increase in tonnes milled;

•
Joel: Gold production decreased by 4% to 1 567kg (50 379oz), as a result of a 6% decrease in tonnes milled to 429 000t. Grade increased by 1% to 3.65g/t. The Joel decline project is nearing completion and an increase in both production and grade is expected in FY20;

•
Target 1: gold production decreased by 7%, due to a 14% decrease in tonnes milled to 588 000t, partially offsetting the 7% increase in recovered grade to 4.51g/t. A capital efficiency project to move the ore and rock crusher, associated mining activities and services closer to the working areas is underway to improve the overall efficiency and productivity of the mining circuit at Target 1;

•
Masimong: gold production decreased by 12% to 2 309kg (74 237oz), due to a 5% decrease in recovered grade to 3.84g/t and a 7% decrease in tonnes milled to 602 000t. The operations performance was impacted by a reduction in higher grade B reef year on year;

•
Tshepong operations: gold production decreased by 15% to 7 967kg (256 146oz), due to a 10% decrease in recovered grade to 4.94g/t and a 6% decrease in tonnes milled. The performance of the Tshepong Operations was mainly impacted by a lack of flexibility due to a reduction in the availability of stoping panels to mine. Post year end we have already seen improvements in the mine’s overall performance, following stoping development and improving overall mining and grade discipline.

All-in sustaining unit costs for the group increased by 8% to R550 005/kg in FY19 mainly due to lower production at Tshepong and inflationary increases in wages and salaries and Eskom electricity tariff increases. In US dollar terms, all-in sustaining unit costs decreased by 2% to US$1 207/oz, mainly due to the weakening of the average Rand exchange rate against the US dollar by 10% to R14.18 in FY19.
Capital expenditure for FY19 increased by 9% to R4 687 million (decrease of 1% to US$331 million). The increase is mainly due to the inclusion of Moab Khotsong for the full twelve month period in FY19 (compared to the four months in FY18).
YEAR-ON-YEAR FINANCIAL RESULTS
Revenue
Revenue increased by R6 460 million or 32% (US$307 million or 19%) mainly due to an 18% increase in gold sold and a R515 million (US$36 million) increase in silver sales. The average gold price received increased by 3% to R586 653/kg (from R570 709/kg in FY18).
Forward gold sale contracts of 6 998kg (or 225 000oz) with an average price of R638 007/kg matured during FY19.
Production costs
Production costs increased by R5 240 million or 35% (US$259 million) during FY19 mainly due to the inclusion of Moab Khotsong for the full year as well as continuing production at Hidden Valley for the full year.
Amortisation and depreciation
Amortisation and depreciation is R1 484 million (US$105 million) higher for FY19 year owing mainly to full year production at Hidden Valley (R1 604 million (US$113 million) increase) as well as Moab Khotsong (R178 million (US$13 million) increase) included for the full year.
Impairment of assets
An increase in the planned long term gold price assumption of R585 000/kg was offset by an increase in costs (both working costs and capital expenditure), which was further compounded by the inclusion of carbon tax, in both the life-of-mine and resource base models. Although there was an increase in the group’s overall net present value of the life-of-mine models, the revision of the areas included in certain of the resource base models resulted in lower grades which negatively impacted on the cash flows and ultimately the recoverable amounts.
Gains on derivatives
Gains on derivatives recorded a net gain of R484 million (US$34 million) for FY19 (FY18: R99 million (US$8 million)). The gains relate primarily to foreign exchange derivatives entered into during the year when the spot US$/Rand exchange rate was weaker than the closing rate of US$/R14.13.
The hedging programmes realised cash gains of R477 million (US$34 million) for FY19. Management continues to top-up these programmes when the market presents attractive opportunities to do so. Refer to note 10 for a summary of all the open hedging contracts as at 30 June 2019.
Net loss and headline earnings
The net loss for FY19 was R2 607 million (US$185 million), compared to a loss of R4 473 million (US$321 million) for FY18. Moab Khotsong and Hidden Valley’s inclusion for a full financial year as well as lower impairments recorded in FY19 contributed to the improvement.
Headline earnings amounted to 204 SA cents (14 US cents) compared to 171 SA cents (13 US cents) in FY18.
Borrowings
Borrowings as at 30 June 2019 include US$175 million utilised on the US$ term facility and US$120 million on the US$ revolving credit facility (RCF). The group’s South East Asia operations have an outstanding loan of US$20 million used to finance the acquisition of fleet equipment. R1.5 billion has been utilised on the group’s R2 billion facility. Net debt remained stable at R4 922 million at 30 June 2019 compared to R4 908 million at 30 June 2018 (in US$ terms a decrease of US$9 million from US$357 million to US$348 million).
MINERAL RESOURCES AND MINERAL RESERVES
Year-on-year, Harmony's total attributable gold and gold equivalent mineral resources remained steady at 117.3Moz as at 30 June 2019. The total gold contained in the mineral resources at the South African operations represents 61% of the company total, with the Papua New Guinea (PNG) operations representing 39% of Harmony’s total gold and gold equivalent mineral resources as at 30 June 2019.
Harmony’s total attributable gold and gold equivalent mineral reserves amounts to 36.5Moz, a 0.8% decrease from the 36.8Moz declared at 30 June 2018. The gold reserve ounces in South Africa represent 47%, while the PNG gold and gold equivalent ounces represent 53% of Harmony’s total mineral reserves as at 30 June 2019. See page 7 for our reserves and resources statement.
SILICOSIS CLASS ACTION UPDATE
On 26 July 2019, the South Gauteng High Court approved the class action silicosis settlement agreement proposed between the Gold Working Group companies, which includes Harmony, and the representatives of the claimants in the mineworkers class-action. This is a historic settlement, resulting from three years of extensive negotiations. The agreement provides meaningful compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in the Gold Working Group companies’ mines from 12 March 1965 to date. This is the very first class action settlement of its kind in South Africa. The agreement affects mineworkers who contracted silicosis or pulmonary  tuberculosis during or after being employed as gold miners from March 1965.

The Tshiamiso Trust (Setswana word meaning “to make good” or “to correct”) will track and trace class members and administer claims and payments to eligible claimants following the completion of the legal opt out period as set out be the Court.
For more details refer to www.silicosissettlement.co.za or www.oldcollab.co.za.
WAFI-GOLPU PERMITTING UPDATE
Wafi-Golpu is a quality copper-gold ore body and tier one asset, which has the potential to contribute substantial benefits to all stakeholders.
Permitting of the Wafi-Golpu project has been delayed by the period culminating in the PNG Parliament’s election of a new Prime Minister, as well as the delay associated with legal proceedings between the National Government and the Morobe Provincial Government regarding the internal distribution of PNG’s economic interests in the project.
The permitting delays compelled the Wafi-Golpu Joint Venture (“WGJV") to defer and revise the planned work program it had planned to commence this calendar year.
The PNG Government continues to signal its support for the project and the WGJV is well placed to resume discussions with the PNG Government, given the constructive progress already made on the various agreements required for completion of the permitting process and the grant of a Special Mining Lease. It is difficult to estimate the duration of this delay and the market will be advised when discussions recommence.
Harmony and Newcrest Mining Limited each currently own 50% of Wafi-Golpu through the WGJV. The State of PNG retains the right to purchase, at a pro rata share of accumulated exploration expenditure, up to 30% equity interest in any mineral discovery at Wafi-Golpu, at any time before the commencement of mining.
FY20 GROUP PRODUCTION AND COST GUIDANCE
In the next financial year, we plan to produce approximately 1.46Moz at an all-in sustaining unit cost of R579 000/kg.
IN CONCLUSION
Global economic risks, combined with an ever evolving gold industry, support a higher gold price. As a highly geared gold share, Harmony is well positioned to benefit from the uplift in gold prices. Not only do we have a tier 1 project such as Wafi-Golpu in our portfolio, but we also have a pipeline of organic projects to consider. Harmony is known for its competitive strength of establishing mutually beneficial partnerships with stakeholders, enabling the company to produce more than 1.4 million ounces of gold per annum in a rising gold price environment.
Throughout FY20, we will continue to focus on producing safe, profitable production, pursue safe, value accretive acquisitions and strengthen our cash flows. Value – rather than volume – will translate to shareholder returns in the long term.

SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES AS AT 30 JUNE 2019
Harmony’s statement of mineral resources and mineral reserves as at 30 June 2019 is produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the mineral resources are reported inclusive of the mineral reserves.
This report provides a summary of the update, while the detailed statement of the mineral resources and mineral reserves will be available on our website as from 20 August 2019 and published in the Integrated Report on 24 October 2019, which will be available at www.harmony.co.za/invest. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2019.
Introduction
Harmony’s strategy is to produce safe, profitable ounces and increase margins. This includes delivering safely on our operational plans, reducing costs and improving productivity. Harmony’s growth journey entails acquiring higher grade assets.
Harmony – Total
The company’s attributable gold and gold equivalent mineral resources are declared as 117.3Moz as at 30 June 2019, a 0.4% decrease year on year from the 117.8Moz declared as at 30 June 2018. The total gold contained in the mineral resources at the South African operations represents 61% of the company total, with the PNG operations representing 39% of Harmony’s total gold and gold equivalent mineral resources as at 30 June 2019. Harmony’s attributable gold and gold equivalent mineral reserves amounts to 36.5Moz, a 0.8% decrease from the 36.8Moz declared at 30 June 2018. The gold reserve ounces in South Africa represent 47%, while the PNG gold and gold equivalent ounces represent 53% of Harmony’s total mineral reserves as at 30 June 2019.
South Africa
South African underground operations
The company’s mineral resources at the South African underground operations as at 30 June 2019 are 60.6Moz (210.4Mt at 8.96g/t), a decrease of 1.1% year on year from the 61.3Moz (216.7Mt at 8.79/t) declared as at 30 June 2018. The company’s mineral reserves at the South African underground operations as at 30 June 2019 are 10.6Moz (56.7Mt at 5.83g/t), an increase of 4.9% year on year from the 10.1Moz (52.4Mt at 6.02g/t) declared as at 30 June 2018. The increase is mainly due to the reserves added from Moab Khotsong, Tshepong and Doornkop.
South African surface operations, including Kalgold
The company’s mineral resources at the South African surface operations as at 30 June 2019 are 10.8Moz (1 109.5Mt at 0.30g/t) an increase of 14.6% mainly due to the exploration drilling at Kalgold. The company’s mineral reserves after normal depletion at the South African surface operations as at 30 June 2019 are 6.6Moz (808.8Mt at 0.26g/t), a decrease of 2.0% due to depletion.
Papua New Guinea (PNG)
Papua New Guinea operations
The company’s attributable gold and gold equivalent mineral resources at the PNG operations as at 30 June 2019 are 45.9Moz, a decrease of 2.5% year on year from the 47.1Moz declared as at 30 June 2018. This decrease is mainly due to depletion, a new resource model at Hidden Valley and changes in the metal price. The company’s gold and gold equivalent mineral reserves at the PNG operations as at 30 June 2019 are 19.3Moz, a decrease of 3.4% year on year from the 19.9Moz declared as at 30 June 2018.
ASSUMPTIONS
In converting the mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:

•	A gold price of US$1 290/oz

•	An exchange rate of US$/R14.11

•	The above parameters resulted in a rand gold price of R585 000/kg for the South African assets

•	The Hidden Valley mine and the Wafi-Golpu project used commodity prices of US$1 290/oz Au, US$17.00/oz Ag, US$9.00/lb Mo and US$3.00/lb Cu at an exchange rate of AUD1.36 per US$

•	Gold equivalent ounces are calculated assuming US$1 290/oz Au, US$3.00/lb Cu and US$17.00/oz Ag, and assuming a 100% recovery for all metals
Independent review
The Mineral Corporation has reviewed Harmony’s SAMREC statement and performed a detail review of the mineral resources and reserves at Doornkop. The mineral resources and reserves at Moab Khotsong and the Wafi-Golpu Joint Venture were reviewed by SRK Consulting. Hidden Valley's mineral reserves and resources were reviewed by Derisk Geomining Consultants.

Note: Au = gold; Cu = copper; Ag = Silver, Mo = Molybdenum, Moz = million ounces.

Mineral resources: gold and gold equivalents	Measured			Indicated			Inferred			Total
	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz
SA underground	68.7	8.61	19 024	69.2	9.20	20 454	72.5	9.05	21 111	210.4	8.96	60 590
SA surface incl Kalgold	272.8	0.30	2 589	771.6	0.30	7 371	65.1	0.39	824	1 109.5	0.30	10 784
Total South Africa	341.5		21 614	840.8		27 825	137.6		21 935	1 319.9		71 374
Hidden Valley	2.8	0.97	86	66.5	1.54	3 291	1.8	1.12	63	71.0	1.51	3 439
Wafi-Golpu system*	–	–	–	397.6	0.84	10 763	110.5	0.77	2 728	508.1	0.83	13 491
Kili Teke	–	–	–	–	–	–	237.0	0.24	1 810	237.0	0.24	1 810
Total Papua New Guinea	2.8		86	464.1		14 053	349.2		4 601	816.1		18 740
Total gold resources	344.3		21 699	1 304.9		41 878	486.8		26 537	2 136.0		90 115
Hidden Valley – gold equivalent ounces	2.7		24	64.5		713	1.5		16	68.6		753

Wafi-Golpu – gold equivalent ounces*	–		–	344.0		19 139	91.9		3 199	435.9		22 338

Kili Teke – gold equivalent ounces	–		–	–		–	237.0		4 108	237.0		4 108

Total gold equivalent resources**	2.7		24	408.5		19 852	330.4		7 323	741.6		27 200
Total Harmony gold and gold equivalent resource**	344.3		21 724	1 304.9		61 731	486.8		33 860	2 136.0		117 314

Mineral resources: silver and copper (used in equivalent calculations)	Measured			Indicated			Inferred			Total
	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz
Hidden Valley	2.7	21.13	1 863	64.5	26.12	54 151	1.5	25.21	1 256	68.8	25.90	57 270
	Measured			Indicated			Inferred			Total
	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb
Golpu*	–	–	–	344.0	1.09	8 232	67.9	0.85	1 273	411.9	1.05	9 505
Nambonga*	–	–	–	–	–	–	24.0	0.20	104	24.0	0.20	104
Kili Teke	–	–	–	–	–	–	237.0	0.34	1 767	237.0	0.34	1 767
Total	–	–	–	344.0	1.09	8 232	328.8	0.43	3 143	672.8	0.77	11 375

Mineral reserves: gold and gold equivalents	Proved			Probable			Total
	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz	Tonnes (Mt)	g/t	Gold ‘000oz
SA underground	40.6	5.86	7 649	16.2	5.75	2 987	56.7	5.83	10 636
SA surface incl Kalgold	173.8	0.30	1 689	634.9	0.24	4 952	808.8	0.26	6 641
Total South Africa	214.4		9 338	651.1		7 939	865.5		17 277
Hidden Valley	2.8	0.97	86	13.9	1.91	854	16.7	1.75	939
Wafi-Golpu system*				202.3	0.86	5 573	202.3	0.86	5 573
Total Papua New Guinea	2.8		86	216.2		6 427	219.0		6 512
Total gold reserves	217.1		9 424	867.3		14 366	1 084.5		23 789
Hidden Valley – gold equivalent ounces	2.7		25	13.6		175	16.3		199
Wafi-Golpu – gold equivalent ounces*				202.3		12 538	202.3		12 538
Total gold equivalent reserves**	2.7		25	215.9		12 713	218.6		12 738
Total Harmony gold and gold equivalent reserves**	217.1		9 448	867.3		27 079	1 084.5		36 527

Mineral reserves: silver and copper (used in equivalent calculations)	Proved			Probable			Total
	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz	Tonnes (Mt)	g/t	Silver ‘000oz
Hidden Valley	2.7	21.13	1 863	13.6	30.41	13 271	16.3	28.85	15 134
	Proved			Probable			Total
	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb	Tonnes (Mt)%		Copper ‘Mlb
Golpu*	–	–	–	202.3	1.21	5 393	202.3	1.21	5 393
* Represents Harmony’s equity portion of 50%.
**In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above.

EXPLORATION
Our exploration strategy is to pursue brownfields exploration targets close to existing infrastructure. This will drive short to medium term organic ore reserve replacement and growth to support our current strategy of increasing quality ounces and to mitigate the risk of a depleting ore reserve base. Key work streams underpinning the FY19 exploration program include:

•	brownfield exploration at Hidden Valley and Kalgold to optimise existing open pit operations and extend mine life;

•	brownfield exploration at our underground operations in South Africa; and

•	greenfield exploration at Target North.
South Africa
B-Reef
B Reef exploration at the Tshepong Operations continued during FY19 and a new block of ground was identified at the Phakisa Section where development towards the B Reef will commence in FY20.
Joel Mine Beatrix Reef extensions
The underground exploration drilling at Joel Mine identified well mineralised remnant blocks of Beatrix Reef within the Klippan Erosion channel. These blocks have been added to the resources and reserves of the mine.
Kalgold
A total of 26 790 meters of drilling completed in FY19 with a total to date of 48 610 meters (210 boreholes) completed on the Kalgold near – mine exploration program. Drill results have been very encouraging and a mineral resource update and prefeasibility study to optimise the Kalgold operation based on the results of the exploration drilling is underway.
An airborne electro-magnetic survey was undertaken in FY19 to provide a method for rapidly assessing the regional potential of the Kalgold prospecting rights and initial interpretation has identified numerous potential targets. Further detailed interpretation and field work to put anomalies in context with geology is planned for FY20.
Zaaiplaats
Underground exploration drilling is underway in two specific blocks above infrastructure in the Zaaiplaats project area with the aim to identify opportunities for early access and mining of these blocks of ground. Drilling will continue in FY20.
Target North
Drilling of the first borehole from surface commenced towards the end of FY19 and a total of 1 542 meters were drilled. Drilling of three initial exploration boreholes are planned to confirm the geological model and test the Ventersdorp Contact Reef, as well as the sub-cropping Dreyerskuil and Eldorado (EA) Reefs. Drilling continues into FY20.
Papua New Guinea
Hidden Valley District (Harmony 100%)
Near – mine exploration targeting potential high-grade satellite epithermal gold deposits progressed in FY19. Target development and regional exploration of the Webiak is currently underway. Mapping, trenching and surface sampling continued as part of drill target development (1 799 soil, 531 rockchip samples). Drill program planning is in progress, targeting commencement in the first quarter of FY20.
ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS

GEOLOGICAL SOCIETY OF SOUTH AFRICA
P.O. Box 91230, Auckland Park, 2006 Gauteng Province, South Africa Telephone: +27 (11) 358 0028 http://www.gssa.org.za

SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA
Private Bag X540, Silverton, 0127 Gauteng Province, South Africa Telephone: +27 (12) 841 1075 Facsimile: +27 (86) 206 0427 http://www.sacnasp.org.za/

SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY
Private Bag X540, Silverton, 0127 Gauteng Province, South Africa Telephone: +27 (12) 841 1075 Facsimile: +27 (86) 206 0427 http://www.saimm.co.za

AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY
PO Box 660, Carlton South, Vic 3053, Australia Telephone: +61 3 9658 6100 Facsimile: +61 3 9662 3662 http://www.ausimm.com.au/
LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON
Harmony’s South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development of Act of 2002 (Act No. 28, of 2002) (MPRDA). In PNG, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC)

		Year ended	South Africa																Hidden Valley¹	Total Harmony
			Underground production										Surface production					Total South Africa
			Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Under- ground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface

Ore milled	t'000	Jun-19	1 612	970	230	429	730	588	742	602	256	6 159	6 133	3 872	4 307	1 619	15 931	22 090	3 886	25 976
		Jun-18	1 716	327	233	454	696	680	670	647	376	5 799	5 962	3 810	2 821	1 550	14 143	19 942	2 499	22 441
Yield	g/tonne	Jun-19	4.94	8.17	10.93	3.65	4.48	4.51	6.72	3.84	4.73	5.59	0.123	0.150	0.352	0.77	0.26	1.74	1.60	1.72
		Jun-18	5.47	10.08	12.11	3.60	4.93	4.20	6.61	4.05	3.40	5.48	0.124	0.132	0.383	0.81	0.25	1.77	1.36	1.76
Gold produced	kg	Jun-19	7 967	7 928	2 515	1 567	3 273	2 653	4 989	2 309	1 212	34 413	756	579	1 515	1 249	4 099	38 512	6 222	44 734
		Jun-18	9 394	3 296	2 821	1 635	3 429	2 854	4 429	2 623	1 280	31 761	737	502	1 081	1 250	3 570	35 331	2 862	38 193
Gold sold	kg	Jun-19	7 922	7 794	2 495	1 612	3 255	2 685	5 028	2 291	1 207	34 289	750	577	1 497	1 263	4 087	38 376	6 192	44 568
		Jun-18	9 338	3 165	2 804	1 656	3 404	2 828	4 301	2 609	1 272	31 377	739	508	1 074	1 231	3 552	34 929	2 763	37 692
Gold price received	R/kg	Jun-19	591 331	573 522	591 962	593 531	593 301	590 298	591 742	593 003	590 468	587 680	577 889	592 359	587 483	593 482	588 265	587 742	579 902	586 653
		Jun-18	577 058	528 387	576 398	576 023	575 077	576 316	577 313	576 729	576 222	571 727	537 547	576 829	567 737	576 630	565 838	571 128	550 956	570 709
Gold revenue	(R'000)	Jun-19	4 684 522	4 470 030	1 476 946	956 772	1 931 194	1 584 950	2 975 279	1 358 570	712 695	20 150 958	433 417	341 791	879 462	749 568	2 404 238	22 555 196	3 590 755	26 145 951
		Jun-18	5 388 567	1 672 345	1 616 221	953 894	1 957 562	1 629 821	2 483 024	1 504 687	732 955	17 939 076	397 247	293 029	609 750	709 832	2 009 858	19 948 934	408 809	20 357 743
Cash operating cost (net of by-product credits)	(R'000)	Jun-19	4 007 667	3 166 555	984 749	967 021	1 593 279	1 478 422	2 376 844	1 213 849	568 559	16 356 945	344 260	212 125	691 557	694 797	1 942 739	18 299 684	1 370 850	19 670 534
		Jun-18	3 828 757	1 036 677	904 761	909 825	1 418 186	1 333 591	2 091 272	1 160 903	773 518	13 457 490	326 142	191 328	449 688	565 456	1 532 614	14 990 104	227 900	15 218 004
Inventory movement	(R'000)	Jun-19	(34 242)	(65 616)	9 166	4 417	(29 489)	12 921	17 679	(8 683)	(4 204)	(98 051)	(3 083)	(78)	(7 358)	5 149	(5 370)	(103 421)	(8 794)	(112 215)
		Jun-18	(30 197)	(84 193)	(8 740)	10 019	(7 176)	(15 190)	(65 234)	(6 723)	(2 634)	(210 068)	575	3 536	(3 563)	(12 438)	(11 890)	(221 958)	6 007	(215 951)
Operating costs	(R'000)	Jun-19	3 973 425	3 100 939	993 915	971 438	1 563 790	1 491 343	2 394 523	1 205 166	564 355	16 258 894	341 177	212 047	684 199	699 946	1 937 369	18 196 263	1 362 056	19 558 319
		Jun-18	3 798 560	952 484	896 021	919 844	1 411 010	1 318 401	2 026 038	1 154 180	770 884	13 247 422	326 717	194 864	446 125	553 018	1 520 724	14 768 146	233 907	15 002 053
Production profit	(R'000)	Jun-19	711 097	1 369 091	483 031	(14 666)	367 404	93 607	580 756	153 404	148 340	3 892 064	92 240	129 744	195 263	49 622	466 869	4 358 933	2 228 699	6 587 632
		Jun-18	1 590 007	719 861	720 200	34 050	546 552	311 420	456 986	350 507	(37 929)	4 691 654	70 530	98 165	163 625	156 814	489 134	5 180 788	174 902	5 355 690
Capital expenditure	(R'000)	Jun-19	1 130 180	558 876	61 093	187 092	308 324	297 265	315 921	109 386	45 426	3 013 563	5 757	7 084	7 682	61 179	81 702	3 095 265	1 591 274	4 686 539
		Jun-18	1 008 390	173 193	63 545	250 459	273 925	309 451	288 781	128 680	84 711	2 581 135	3 075	22 318	2 529	107 644	135 566	2 716 701	1 563 355	4 280 056
Cash operating costs	R/kg	Jun-19	503 033	399 414	391 550	617 116	486 795	557 264	476 417	525 703	469 108	475 313	455 370	366 364	456 473	556 283	473 954	475 168	220 323	439 722
		Jun-18	407 575	314 526	320 724	556 468	413 586	467 271	472 177	442 586	604 311	423 711	442 526	381 131	415 993	452 365	429 304	424 276	287 028	421 260
Cash operating costs	R/tonne	Jun-19	2 486	3 264	4 282	2 254	2 183	2 514	3 203	2 016	2 221	2 656	56	55	161	429	122	828	353	757
		Jun-18	2 231	3 170	3 883	2 004	2 038	1 961	3 121	1 794	2 057	2 321	55	50	159	365	108	752	390	741
Cash operating cost and Capital²	R/kg	Jun-19	644 891	469 908	415 842	736 511	580 997	669 313	539 740	573 077	506 588	562 883	462 985	378 599	461 544	605 265	493 887	555 540	476 073	544 487
		Jun-18	514 919	367 072	343 249	709 654	493 471	575 698	537 379	491 644	670 491	504 979	446 699	425 590	418 332	538 480	467 277	501 169	403 747	499 028
All-in sustaining cost	R/kg	Jun-19	636 281	477 581	441 226	701 644	572 132	662 816	556 621	593 408	523 823	566 572	462 579	378 038	462 178	624 147	500 426	558 494	497 399	550 005
		Jun-18	514 537	420 286	360 462	661 921	508 065	582 200	554 302	513 197	678 436	516 420	446 268	420 016	417 462	552 032	470 458	509 878	466 256	508 970
Operating free cash flow margin³	%	Jun-19	(10)%	17%	29%	(21)%	2%	(12)%	9%	3%	14%	4%	19%	36%	20%	(1)%	16%	5%	16%	7%
		Jun-18	10%	28%	40%	(22)%	14%	(1)%	4%	14%	(17)%	11%	17%	27%	26%	5%	17%	11%	24%	11%

¹No production for Hidden Valley was capitalised during FY19. Ore milled for FY18 includes 1 914 000 tonnes that was capitalised as part of the pre-stripping of stages 5 & 6. Gold produced for FY18 includes 2 068 kilograms and gold sold 2 021 kilograms that was capitalised.

²Excludes investment capital for Hidden Valley of R1 471 million for FY18.
³Excludes run of mine costs for Kalgold (Jun-19:R1.966m, Jun-18:-R3.082m) and Hidden Valley (Jun-19:-R55.881m, Jun-18:R8.283m) as well as Hidden Valley's investment capital as per note 2.

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

		Year ended	South Africa																Hidden Valley¹	Total Harmony
			Underground production										Surface production					Total South Africa
			Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Under- ground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface

Ore milled	t'000	Jun-19	1 777	1 069	254	473	805	650	817	664	283	6 792	6 762	4 269	4 749	1 785	17 565	24 357	4 285	28 642
		Jun-18	1 893	360	257	501	767	749	738	714	415	6 394	6 575	4 201	3 110	1 709	15 595	21 989	2 757	24 746
Yield	oz/ton	Jun-19	0.144	0.238	0.318	0.107	0.131	0.131	0.196	0.112	0.138	0.163	0.004	0.004	0.010	0.022	0.008	0.051	0.047	0.050
		Jun-18	0.160	0.294	0.353	0.105	0.144	0.123	0.193	0.118	0.099	0.160	0.004	0.004	0.011	0.024	0.007	0.052	0.039	0.051
Gold produced	oz	Jun-19	256 146	254 891	80 860	50 379	105 229	85 296	160 400	74 237	38 966	1 106 404	24 306	18 615	48 708	40 156	131 785	1 238 189	200 042	1 438 231
		Jun-18	302 026	105 969	90 698	52 566	110 245	91 758	142 395	84 332	41 152	1 021 141	23 695	16 139	34 755	40 189	114 778	1 135 919	92 015	1 227 934
Gold sold	oz	Jun-19	254 698	250 583	80 216	51 827	104 650	86 324	161 653	73 657	38 807	1 102 415	24 113	18 551	48 129	40 605	131 398	1 233 813	199 077	1 432 890
		Jun-18	300 223	101 757	90 151	53 242	109 440	90 922	138 281	83 882	40 896	1 008 794	23 759	16 333	34 530	39 577	114 199	1 122 993	88 833	1 211 826
Gold price received	$/oz	Jun-19	1 297	1 258	1 299	1 302	1 302	1 295	1 298	1 301	1 295	1 289	1 268	1 299	1 289	1 302	1 290	1 289	1 272	1 287
		Jun-18	1 397	1 279	1 395	1 394	1 392	1 395	1 397	1 396	1 395	1 384	1 301	1 396	1 374	1 396	1 370	1 382	1 283	1 380
Gold revenue	($'000)	Jun-19	330 389	315 262	104 166	67 479	136 203	111 783	209 840	95 817	50 265	1 421 204	30 568	24 106	62 027	52 865	169 566	1 590 770	253 248	1 844 018
		Jun-18	419 350	130 146	125 778	74 234	152 342	126 836	193 234	117 098	57 040	1 396 058	30 915	22 804	47 452	55 241	156 412	1 552 470	30 617	1 583 087
Cash operating cost (net of by-product credits)	($'000)	Jun-19	282 652	223 330	69 452	68 202	112 371	104 270	167 634	85 610	40 099	1 153 620	24 280	14 961	48 774	49 003	137 018	1 290 638	96 684	1 387 322
		Jun-18	297 962	80 677	70 411	70 805	110 366	103 783	162 747	90 344	60 197	1 047 292	25 381	14 890	34 996	44 005	119 272	1 166 564	17 062	1 183 626
Inventory movement	($'000)	Jun-19	(2 415)	(4 628)	646	312	(2 080)	911	1 247	(612)	(296)	(6 915)	(217)	(6)	(519)	363	(379)	(7 294)	(620)	(7 914)
		Jun-18	(2 350)	(6 552)	(680)	780	(558)	(1 182)	(5 077)	(523)	(205)	(16 347)	45	275	(277)	(968)	(925)	(17 272)	436	(16 836)
Operating costs	($'000)	Jun-19	280 237	218 702	70 098	68 514	110 291	105 181	168 881	84 998	39 803	1 146 705	24 063	14 955	48 255	49 366	136 639	1 283 344	96 064	1 379 408
		Jun-18	295 612	74 125	69 731	71 585	109 808	102 601	157 670	89 821	59 992	1 030 945	25 426	15 165	34 719	43 037	118 347	1 149 292	17 498	1 166 790
Production profit	($'000)	Jun-19	50 152	96 560	34 068	(1 035)	25 912	6 602	40 959	10 819	10 462	274 499	6 505	9 151	13 772	3 499	32 927	307 426	157 184	464 610
		Jun-18	123 738	56 021	56 047	2 649	42 534	24 235	35 564	27 277	(2 952)	365 113	5 489	7 639	12 733	12 204	38 065	403 178	13 119	416 297
Capital expenditure	($'000)	Jun-19	79 709	39 417	4 308	13 195	21 744	20 966	22 281	7 714	3 205	212 539	406	500	542	4 315	5 763	218 302	112 229	330 531
		Jun-18	78 475	13 478	4 945	19 491	21 317	24 082	22 474	10 014	6 592	200 868	239	1 737	197	8 377	10 550	211 418	121 404	332 822
Cash operating costs	$/oz	Jun-19	1 103	876	859	1 354	1 068	1 222	1 045	1 153	1 029	1 043	999	804	1 001	1 220	1 040	1 042	483	965
		Jun-18	987	761	776	1 347	1 001	1 131	1 143	1 071	1 463	1 026	1 071	923	1 007	1 095	1 039	1 027	669	1 018
Cash operating costs	$/t	Jun-19	159	209	273	144	140	160	205	129	142	170	4	4	10	27	8	53	23	48
		Jun-18	157	224	274	141	144	139	221	127	145	164	4	4	11	26	8	53	26	52
Cash operating cost and Capital²	$/oz	Jun-19	1 415	1 031	912	1 616	1 275	1 468	1 184	1 257	1 111	1 235	1 016	831	1 012	1 328	1 083	1 219	1 044	1 194
		Jun-18	1 246	889	831	1 718	1 194	1 394	1 301	1 190	1 623	1 222	1 081	1 030	1 013	1 303	1 131	1 213	941	1 207
All-in sustaining cost	$/oz	Jun-19	1 396	1 048	968	1 539	1 255	1 454	1 221	1 302	1 149	1 243	1 015	829	1 014	1 369	1 098	1 225	1 090	1 207
		Jun-18	1 245	1 017	873	1 602	1 230	1 409	1 342	1 242	1 642	1 250	1 080	1 017	1 010	1 336	1 139	1 234	1 094	1 231
Operating free cash flow margin³	%	Jun-19	(10)%	17%	29%	(21)%	2%	(12)%	9%	3%	14%	4%	19%	36%	20%	(1)%	16%	5%	16%	7%
		Jun-18	10%	28%	40%	(22)%	14%	(1)%	4%	14%	(17)%	11%	17%	27%	26%	5%	17%	11%	24%	11%

¹No production for Hidden Valley was capitalised during FY19. Ore milled for FY18 includes 2 111 000 tonnes that was capitalised as part of the pre-stripping of stages 5 & 6. Gold produced for FY18 includes 66 499 ounces and gold sold 64 976 ounces that was capitalised.

²Excludes investment capital for Hidden Valley of US$114 million for FY18.
³Excludes run of mine costs for Kalgold (Jun-19:US$0.139m, Jun-18:-US$0.24m) and Hidden Valley (Jun-19:-US$3.941m, Jun-18:US$0.618m) as well as Hidden Valley's investment capital as per note 2.

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

		Year ended
		30 June 2019 (Reviewed)	30 June 2018 (Audited)
Figures in million	Notes		Restated*

Revenue	2	26 912	20 452
Cost of sales	3	(28 869)	(23 596)

Production costs		(20 324)	(15 084)
Amortisation and depreciation		(4 054)	(2 570)
Impairment of assets		(3 898)	(5 336)
Other items		(593)	(606)

Gross profit/(loss)		(1 957)	(3 144)
Corporate, administration and other expenditure		(731)	(813)
Exploration expenditure		(148)	(135)
Gains on derivatives	4	484	99
Other operating income/(expenses)	5	(186)	(667)

Operating profit/(loss)		(2 538)	(4 660)
Acquisition related costs	8	—	(98)
Share of profits from associates		59	38
Investment income		308	343
Finance costs		(575)	(330)

Profit/(loss) before taxation		(2 746)	(4 707)
Taxation	6	139	234
Current taxation		(144)	(204)
Deferred taxation		283	438

Net profit/(loss) for the year		(2 607)	(4 473)

Attributable to:
Owners of the parent		(2 607)	(4 473)

Earnings/(loss) per ordinary share (cents)	7
Basic earnings/(loss)		(498)	(1 003)
Diluted earnings/(loss)		(500)	(1 004)

* Refer to note 1 for detail. The restated amounts are unaudited.

The accompanying notes are an integral part of these condensed consolidated financial statements.

The provisional condensed consolidated financial statements (condensed consolidated financial statements) for the year ended 30 June 2019 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Boipelo Lekubo CA(SA). This process was supervised by the financial director, Frank Abbott CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 20 August 2019. These condensed consolidated financials have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 23).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

		Year ended
Figures in million	Notes	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Net profit/(loss) for the year		(2 607)	(4 473)
Other comprehensive income for the year, net of income tax		(684)	(660)

Items that may be reclassified subsequently to profit or loss:		(677)	(647)
Foreign exchange translation gain/(loss)		(50)	83
Remeasurement of gold hedging contracts	10
Unrealised gain/(loss) on gold contracts		(351)	273
Released to revenue		(453)	(1 197)
Deferred taxation thereon		177	194

Items that will not be reclassified to profit or loss:		(7)	(13)
Remeasurement of retirement benefit obligation
Actuarial loss recognised during the year		(7)	(11)
Deferred taxation thereon		—	(2)

Total comprehensive income for the year		(3 291)	(5 133)

Attributable to:
Owners of the parent		(3 291)	(5 133)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

FOR THE YEAR ENDED 30 JUNE 2019

Figures in million	Share capital	Accumulated loss	Other reserves	Total

Balance - 30 June 2018	29 340	(9 103)	5 145	25 382

Impact of adopting IFRS 9 (refer to note 1)	—	—	82	82

Restated opening balance - 1 July 2018	29 340	(9 103)	5 227	25 464

Issue of shares	211	—	—	211
Share-based payments	—	—	230	230
Net loss for the year	—	(2 607)	—	(2 607)
Other comprehensive income for the year	—	—	(684)	(684)

Balance - 30 June 2019 (Reviewed)	29 551	(11 710)	4 773	22 614

Balance - 30 June 2017	28 336	(4 486)	5 441	29 291

Issue of shares	1 004	—	—	1 004
Share-based payments	—	—	374	374
Net loss for the year	—	(4 473)	—	(4 473)
Other comprehensive income for the year	—	—	(660)	(660)
Reclassification from other reserves		10	(10)	—
Dividends paid[1]	—	(154)	—	(154)

Balance - 30 June 2018 (Audited)	29 340	(9 103)	5 145	25 382
1 Dividend of 35 SA cents declared on 15 August 2017.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

		At	At
		30 June 2019 (Reviewed)	30 June 2018 (Audited)
Figures in million	Notes		Restated*

ASSETS

Non-current assets
Property, plant and equipment	9	27 749	30 969
Intangible assets	9	533	545
Restricted cash		92	77
Restricted investments		3 301	3 271
Investments in associates		110	84
Inventories		43	46
Other non-current assets		334	264
Derivative financial assets	10	197	84

Total non-current assets		32 359	35 340

Current assets
Inventories	11	1 967	1 759
Restricted cash		44	38
Trade and other receivables		1 064	1 139
Derivative financial assets	10	309	539
Cash and cash equivalents		993	706

Total current assets		4 377	4 181
Total assets		36 736	39 521

EQUITY AND LIABILITIES

Share capital and reserves
Share capital	12	29 551	29 340
Other reserves		4 773	5 145
Accumulated loss		(11 710)	(9 103)

Total equity		22 614	25 382

Non-current liabilities
Deferred tax liabilities	6	688	1 145
Provision for environmental rehabilitation	13	3 054	3 309
Provision for silicosis settlement	14	942	925
Retirement benefit obligation		201	186
Other non-current liabilities		5	41
Borrowings	15	5 826	4 924
Derivative financial liabilities	10	172	10

Total non-current liabilities		10 888	10 540

Current liabilities
Borrowings	15	89	690
Trade and other payables		2 875	2 704
Derivative financial liabilities	10	270	205

Total current liabilities		3 234	3 599
Total equity and liabilities		36 736	39 521

*Refer to note 8 for the details.

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

		Year ended
Figures in million	Notes	30 June 2019 (Reviewed)	30 June 2018 (Audited)

CASH FLOW FROM OPERATING ACTIVITIES

Cash generated by operations		5 052	4 289
Interest received		69	82
Interest paid		(387)	(180)
Income and mining taxes paid		(55)	(307)

Cash generated from operating activities		4 679	3 884

CASH FLOW FROM INVESTING ACTIVITIES

Increase in restricted cash		(15)	(32)
Decrease in amounts invested in restricted investments	17	187	—
Consideration paid for the acquisition of Moab Khotsong operations	8	—	(3 474)
Redemption of preference shares from associates		32	—
Capital distributions from investments		30	—
Proceeds from disposal of property, plant and equipment		5	2
Additions to property, plant and equipment	17	(5 036)	(4 571)

Cash utilised by investing activities		(4 797)	(8 075)

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings raised	15	1 522	6 937
Borrowings repaid	15	(1 353)	(4 063)
Proceeds from the issue of shares	12	211	1 003
Dividends paid		—	(154)

Cash generated from financing activities		380	3 723
Foreign currency translation adjustments		25	(72)

Net increase/(decrease) in cash and cash equivalents		287	(540)
Cash and cash equivalents - beginning of year		706	1 246

Cash and cash equivalents - end of year		993	706

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

1. ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements for the year ended 30 June 2019 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports and the requirements of the Companies Act no. 71 of 2008 of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements except for the changes discussed below.

The group adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments on 1 July 2018. The group has also changed its accounting policy in respect of by-product income. The impact of the changes are not material and are disclosed below. No other standards, amendments or interpretations became effective during the current reporting period that had a material impact on the group.

An adjustment was made to the comparative figure for Property, plant and equipment, Intangible assets and Deferred tax liability related to the purchase price allocation for Moab Khotsong as part of the measurement period. Refer to note 8 for detail.

Impact of the adoption of IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a single comprehensive five-step model to account for revenue arising from contracts with customers and is based on the core principle that revenue is recognised when control of a good or service transfers to a customer. It is effective for annual periods beginning on or after 1 January 2018. Harmony adopted the standard on 1 July 2018 under the full retrospective approach. The impact of adoption of the new standard did not have an impact on the group's accounting for revenue as discussed below:

Scope of IFRS 15
The group's contracts that are in scope of the new revenue standard include gold, silver and uranium contracts. Income derived from all of these products are presented in revenue.

Revenue measurement
Under IAS 18 revenue was measured at the fair value of the consideration received and discounted to the present value of consideration due if payment extended beyond normal credit terms. Historically payments have not extended beyond normal credit terms and the amount of revenue recognised equated to the transaction price.

Under IFRS 15, revenue is measured at the amount of consideration to which an entity expects to be entitled in exchange for transferring goods to a customer. The group's contracts do not contain elements of variable consideration, non-cash consideration or significant financing components and therefore the amount of revenue recognised equates to the transaction price. The group has not applied the practical expedient for significant financing components as there are none present in the group's contracts with customers.

Revenue recognition
Under IAS 18, revenue was recognised for the South African operations when the goods were delivered and a certificate of sale for gold and confirmation of transfer for uranium was issued. At Hidden Valley, the point of recognition was when the metal account was credited. This was taken to be the point in time at which the customer accepted the goods and the related risks and rewards of ownership transferred.

IFRS 15 requires revenue to be recognised when a customer obtains control of the goods. The group has assessed that the drivers for revenue recognition are unchanged as this is the point when control of the goods effectively transfers to the customer.

Hedge accounting
The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. The adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments did not have an impact on the amount or timing of the hedging gains or losses recognised in revenue.

Subsequent changes
Subsequent to the adoption of IFRS 15, the customer who bought gold and silver from Hidden Valley was changed and a new contract was entered into. The point at which control of the product transfers to this customer is when the metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.

Change in accounting policy - accounting for by-products

Previously, income from silver and uranium sales were considered by-product revenue and were classified as a credit to cost of sales. The increasing significance of by-product income following the acquisition of the additional Hidden Valley interest warrants the by-products to be considered an output of the group's ordinary activities and therefore income from these products are considered to be part of the group's revenue.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

1. ACCOUNTING POLICIES continued
Basis of accounting continued

Change in accounting policy - accounting for by-products continued

The change in accounting policy results in an increase in revenue and a consequential increase in costs of sales and therefore does not have an impact on previously reported gross profit or loss.

The group has applied the change retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Year ended
Figures in million	30 June 2018

Revenue as previously reported	20 359
By-product revenue	93

Revenue (restated)	20 452

Cost of sales as previously reported	23 503
By-product revenue	93

Cost of sales (restated)	23 596

Impact of the adoption of IFRS 9 – Financial Instruments

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement and is effective for annual periods beginning on or after 1 January 2018. On 1 July 2018 management classified its financial instruments into the appropriate IFRS 9 categories. In line with the transitional provisions of IFRS 9, the group has applied the standard retrospectively without restating any comparative figures. The impact of adoption of the new standard is discussed below:

Classification and measurement
In terms of IFRS 9 financial instruments are measured either at amortised cost or at fair value. Movements in fair value are presented in either profit or loss or other comprehensive income (OCI), subject to certain criteria being met.

The new guidance did not have a significant impact on the classification and measurement of the group's financial assets for the following reasons:

–	An irrevocable election was made to classify the equity instruments previously classified as available-for-sale as at fair value through other comprehensive income (FVOCI);

–	Equity investments previously measured at fair value through profit or loss (FVTPL) are classified and measured on the same basis under IFRS 9;

–
Debt instruments previously classified as held-to-maturity and measured at amortised cost are classified and measured at amortised cost under IFRS 9 as the group's business model is to hold these instruments in order to collect contractual cash flows, which is solely payments of principal and interest;

–	Derivative financial instruments continue to be classified and measured at FVTPL; and

–
The majority of loans and other receivables previously classified as at amortised cost continue to be classified as at amortised cost as the group's business model is to hold these instruments in order to collect contractual cash flows, which is solely payments of principal and interest.

The new standard impacted the measurement of the group's unquoted equity investments. IFRS 9 eliminates the exemption provided under IAS 39 where unquoted equity investments were measured at cost when fair value could not be reliably measured. This change resulted in revaluing unlisted investments with a cost of R0.0 million to fair value of R82.5 million. The difference between the carrying amounts of financial instruments before the adoption of IFRS 9 and the new carrying amount calculated in accordance with the standard at 1 July 2018 was recognised directly in the opening balance of equity. Refer to the statements of changes in equity. Additionally, the loan to the ARM BBEE Trust, previously carried at amortised cost, is classified at FVTPL under IFRS 9. The change in classification did not have an impact on the carrying amount of the loan on initial adoption as the carrying amount was equal to the fair value. These items are included in other non-current assets on the balance sheet.

There was no impact on the group’s accounting for financial liabilities as the new requirements only affected the accounting for financial liabilities that are designated at FVTPL and currently the group does not have any such liabilities.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

1. ACCOUNTING POLICIES continued
Basis of accounting continued

Impact of the adoption of IFRS 9 – Financial Instruments continued

Impairment
The change from the “incurred loss” model to the “expected credit loss” model did not have a material impact on the measurement of the group's financial assets.

Hedge accounting
Except for assessing hedge effectiveness, accounting for the group's defined hedge relationships remained unchanged under
IFRS 9. The new requirements will be applied prospectively.

Impact of IFRS 16 – Leases (issued but not yet adopted)

IFRS 16 has one model for lessees which will result in almost all leases being included on the statement of financial position. The lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. No significant changes have been included for lessors. IFRS 16 is effective for annual periods beginning on or after 1 January 2019 and replaces the previous lease standard IAS 17 Leases and related interpretations.

Management has compiled a list of potential leases across the group and is busy reviewing all related contracts in order to identify and account for leases in terms of IFRS 16. Upon the adoption of IFRS 16 on 1 July 2019, the group expects to recognise additional right-of-use assets and lease liabilities. This is expected to lead to an increase in depreciation and interest expense and a change in the classification of cash flows.

2. REVENUE

	Year ended
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited) Restated*

Revenue from contracts with customers	26 459	19 255
Gold	25 693	19 162
Silver[2]	589	74
Uranium[3]	177	19
Hedging gain[4]	453	1 197

Total revenue[1]	26 912	20 452
* Relates to a change in accounting policy - refer to note 1 for detail. The restated amounts are unaudited.
1 A geographical analysis of revenue is provided in the segment report.
2 Derived primarily from the Hidden Valley operation in Papua New Guinea.
3 Derived from the Moab Khotsong operation.
4 Relates to the realised effective portion of the hedge-accounted gold derivatives. Forward gold sale contracts of 6 998kg or 225 000oz with an average price of R638 007/kg matured during the 2019 year. Refer to note 10 for further information.

3. COST OF SALES

	Year ended
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited) Restated*

Production costs - excluding royalty[1]	20 131	14 933
Royalty expense	193	151
Amortisation and depreciation[2]	4 054	2 570
Impairment of assets[3]	3 898	5 336
Rehabilitation expenditure	33	67
Care and maintenance cost of restructured shafts	134	128
Employment termination and restructuring costs[4]	242	208
Share-based payments[5]	155	244
Other	29	(41)
Total cost of sales	28 869	23 596
* Relates to a change in accounting policy - refer to note 1 for detail. The restated amounts are unaudited.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

3. COST OF SALES continued

1 Production costs increased during the 2019 year mainly due to the inclusion of Moab Khotsong (R2 439 million increase) for the full year as well as continuing production at Hidden Valley (R1 587 million) for the full year following commercial levels of production.
2 Depreciation is higher for the 2019 year owing mainly to full year production at Hidden Valley (R1 604 million increase) as well as Moab Khotsong (R178 million increase) included for the full year. Offsetting this are decreases year on year at Target (R199 million) as well as
Unisel and Masimong (R184 million) owing to the impact of the impairment that was recognised at the end of the 2018 year.
3 Impairment of assets is mainly attributable to Tshepong Operations and Kusasalethu. Refer to the Property plant and equipment section for further details.
4 The employment termination and restructuring expenditure relate to the voluntary severance program in place to reduce labour costs.
5 No new issue for the management share incentive scheme was made following the 2015 issue maturing in November 2018.

4. GAINS ON DERIVATIVES

Gains on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes and the amortisation of day one gains and losses for hedging instruments.

	Year ended
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Derivative gains[1]	516	136
Day one loss amortisation	(32)	(37)

Total gains on derivatives	484	99
1 The gains in 2019 are primarily as a result of a top-up in the foreign exchange derivatives concluded during periods when the rand was weaker than the closing exchange rate of US$/R14.13. Refer to note 10 for further information.

5. OTHER OPERATING EXPENSES

	Year ended
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Social investment expenditure	155	73
Foreign exchange translation loss[1]	86	682
Silicosis settlement reversal of provision[2]	(62)	(68)
Other operating (income)/expenses	7	(20)

Total other operating expenses	186	667
1 The foreign exchange loss is driven primarily by the prevailing exchange rates at the drawdown and repayment dates of the US$ denominated loans as well as the exchange rate movements during the year. Refer to note 15 for the details of the foreign exchange translation loss on the US$
borrowings.
2 Refer to note 14 for details.

6. TAXATION

The deferred tax credit for the year ended 30 June 2019 relates to a reversal of temporary differences on property, plant and equipment as a result of the impairment. Contributing further to the deferred tax credit in the current period is a reduction in the weighted average deferred tax rates for certain of the South African companies as a result of decreased profitability of the operations. The rate for Freegold decreased from 8.7% to 8.1% while Moab Khotsong's rate decreased from 9.1% to 4.7%. There has been no change with regards to the unrecognised deferred tax assets for the Harmony company and Hidden Valley.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

7. EARNINGS(LOSS) PER ORDINARY SHARE

	Year ended
	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Weighted average number of shares (million)	524	446
Weighted average number of diluted shares (million)	533	465

Total earnings/(loss) per share (cents):

Basic loss	(498)	(1 003)
Diluted loss[1]	(500)	(1 004)
Headline earnings	204	171
Diluted headline earnings	197	163

1 The dilution is as a result of the potential reduction in earnings attributable to equity holders of the parent company as a result of the exercise of the Tswelopele Beneficiation Operation option. Phoenix contributed a profit and therefore the reduction in earnings attributable to Harmony would increase the loss and loss per share.

Reconciliation of headline earnings:

	Year ended
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Net profit/(loss) for the year	(2 607)	(4 473)
Adjusted for:
Impairment of assets	3 898	5 336
Taxation effect on impairment of assets	(239)	(99)
Profit on sale of property, plant and equipment	(5)	(2)
Loss on scrapping of property, plant and equipment	21	1
Taxation effect on loss on scrapping of property, plant and equipment	(1)	—
Headline earnings	1 067	763

8. ACQUISITION OF MOAB KHOTSONG

Effective 1 March 2018 the group acquired the Moab Khotsong and Great Noligwa mines and related infrastructure as well as gold-bearing tailings and the Nufcor uranium plant (collectively the Moab Khotsong operations) from AngloGold Ashanti Limited on a going concern basis. The combined assets acquired and liabilities assumed constitute a business as defined by IFRS 3 Business Combinations. The purchase price allocation (PPA) was initially prepared on a provisional basis in accordance with IFRS 3. A decrease of R32 million was made to the mineral right value capitalised following the finalisation of the deferred tax calculation. This also increased the amount of goodwill recognised as part of the acquisition. The comparative figures at 30 June 2018 have been restated for this change.The measurement period has now closed and the accounting for the acquisition has been concluded.

The cash consideration paid to acquire the Moab Khotsong operations amounted to R3 474 million (US$300 million).

9.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Impairment of property, plant and equipment

The recoverable amount of mining assets is determined utilising real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases. One of the most significant assumptions that influence the group's operations' life-of-mine plans, and therefore impairment, is the expected gold price. During this year's planning and testing, commodity price and exchange rate assumptions as per the table below were used. Due to the increase in the US$ commodity price and weakening of the rand against the US$ dollar at the end of the financial year, management decided it would be appropriate to differentiate between short, medium and long term assumptions used in the models. Post-tax real discount rates ranging between 8.9% and 11.1% (2018: 8.35% and 10.25%), depending on the asset, were used to determine the recoverable amounts (fair value less costs to sell).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

9.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued

Impairment of property, plant and equipment continued

	Year ended
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)
US$ gold price per ounce (FY20)	1 325	1 250
US$ gold price per ounce (FY21)	1 310	1 250
US$ gold price per ounce (Long term)	1 290	1 250
US$ silver price per ounce (FY20 + FY21)	15.75	—
US$ silver price per ounce (Long term)	17.00	17.00
Exchange rate (R/US$) (FY20)	14.43	13.30
Exchange rate (R/US$) (FY21)	14.25	13.30
Exchange rate (R/US$) (Long term)	14.11	13.30
Exchange rate (PGK/US$)	3.34	3.17
Rand gold price (R/kg) (FY20)	615 000	535 000
Rand gold price (R/kg) (FY21)	600 000	535 000
Rand gold price (R/kg) (Long term)	585 000	535 000

Values of US$25.00, US$8.00 and US$2.80 per ounce were used for measured, indicated and inferred resources, respectively in the case of resource multiples for undeveloped properties and certain resource bases.

Following the implementation of carbon tax during 2019, management included an estimate of the associated costs in the life-of-mine and resource base models. Management made the following assumptions in determining the estimate:
•current levels of consumption will continue into the future;
•during phase 1, the maximum benefit threshold will apply;
•during phase 2, there will be a gradual phasing-out of the benefit threshold, resulting in the pass-through on electricity charges.

An increase in the planned gold price was offset by an increase in costs (both working costs and capital expenditure), which was further compounded by the inclusion of carbon tax, in both the life-of-mine and resource base models. Although there was an increase in the overall group’s net present value of the life-of-mine models, the revision of the areas included in certain of the resource base models resulted in lower grades which negatively impacted on the cash flows and ultimately the recoverable amounts.

The impairment of assets consists of the following:

	Year ended
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Tshepong Operations (a)	2 254	988
Kusasalethu (b)	690	579
Doornkop	—	317
Target 1 (c)	312	699
Joel (d)	198	160
Bambanani (e)	6	—
Masimong	—	329
Target 3[1] (f)	318	—
Unisel	—	487
Target North[1]	—	1 458
Other Freegold assets	117	174
Other Harmony assets	—	145
Other Avgold assets	3	—

Total impairment	3 898	5 336
1 Target 3 and Target North has not been allocated to a segment. Refer to note 21 for further information.

(a)	Tshepong Operations has a recoverable amount of R3.8 billion. The impairment is due to the increased costs to exploit the resource base as well as a lower expected recovered grade.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

9. PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued

Impairment of property, plant and equipment continued

(b)	At Kusasalethu a decrease in grade and increased estimated costs in the resource base resulted in a lower recoverable amount of R1.3 billion.

(c)
Target 1 has a lower recoverable amount of R851 million as a result of increased costs and decrease in grade in the resource base together with the estimated impact of carbon tax. The increase in discount rate due to increased risk factors also negatively impacted on the recoverable amount.

(d)	Joel has a recoverable amount of R765 million. The increased capital costs in the resource base together with carbon tax negatively impacted the net present value of expected cash flows.

(e)
Bambanani has a recoverable amount of R763 million. The impairment of goodwill reduced the carrying amount of intangible assets. As goodwill is not depreciated, it results in an impairment as the life of the operation shortens.

(f)	Target 3 remains under care and maintenance. A change in valuation method from discounted cash flow model to resource multiple approach which reduced the recoverable amount.

The recoverable amounts for these assets were determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.

Sensitivity analysis
A 10% decrease or increase in the gold price and resource values used (with all other variables held constant) would have resulted in the following impairment being recorded as at 30 June 2019:

	Year ended
	30 June 2019
Figures in million	10% decrease	10% increase

Tshepong Operations	7 155	—
Kusasalethu	1 962	—
Kalgold	39	—
Doornkop	1 350	—
Target 1	1 278	—
Joel	984	—
Bambanani	331	—
Masimong	105	—
Target 3	337	300
Unisel	45	—
Target North	291	—
Other Freegold assets	117	—
Other Harmony assets	58	—
Other Avgold assets	3	—
Moab Khotsong	2 758	—

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

9. PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued

Intangible assets

	Year ended
	30 June 2019 (Reviewed)	30 June 2018 (Audited)
Figures in million		Restated*

Opening balance	545	591
Acquisition of Moab Khotsong	—	302
Impairment - Tshepong Operations	—	(326)
Impairment - Joel	—	(42)
Impairment - Bambanani	(6)	—
Other movements (net)	(6)	20

Total intangible assets	533	545
*Refer to note 8 for the details on the restatement.

The remaining balance of goodwill relates to Moab Khotsong and Bambanani.

10. DERIVATIVE FINANCIAL INSTRUMENTS

	At	At
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Financial assets
Non-current	197	84

Rand gold forward sale contracts (a)	23	70
US$ commodity contracts (b)	1	11
Foreign exchange hedging contracts (c)	173	3

Current	309	539

Rand gold forward sale contracts (a)	22	412
US$ commodity contracts (b)	4	63
Foreign exchange hedging contracts (c)	283	64

Total derivative financial assets	506	623

Financial liabilities
Non-current	172	10

Rand gold forward sale contracts (a)	158	10
US$ commodity contracts (b)	14	—

Current	270	205

Rand gold forward sale contracts (a)	225	2
US$ commodity contracts (b)	43	—
Foreign exchange hedging contracts (c)	2	203

Total derivative financial liabilities	442	215

(a)
Harmony has entered into rand gold forward sale derivative contracts to hedge the risk of lower rand gold prices from its South African operations. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). During the 12 months ended 30 June 2019, the contracts that matured realised a gain of R453 million (June 2018: R1 197 million), which has been included in revenue. There were no ineffective portions in the periods presented. The unamortised portion of the day one gain or loss amounted to R36 million on 30 June 2019 (June 2018: R11 million). Losses from non-hedge accounted commodity contracts amounted to R51 million (June 2018: R12 million) and are included in gains on derivatives.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

10. DERIVATIVE FINANCIAL INSTRUMENTS continued

(b)
Harmony entered into commodity hedging contracts to secure sales prices for its Hidden Valley operations. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is applied to a portion of the US$ gold forward sale contracts entered into during the 2019 financial year. None of these contracts had matured by 30 June 2019. The gain on commodity contracts to which hedge accounting is not applied amounted to R13 million (June 2018: R35 million) and is recorded in gains on derivatives in the income statement.

(c)
Harmony maintains a foreign exchange hedging programme in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement. For 2019, the changes in the fair value resulted in gains amounting to R555 million (June 2018: R113 million).

The following table shows the volume of open positions at the reporting date:

	FY 2020				FY2021				TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

US$ZAR

Zero cost collars
US$m	71	69	64	62	49	48	37	14	414
Floor	14.48	14.59	14.80	14.96	15.30	15.28	15.37	15.55	14.92
Cap	15.19	15.35	15.57	15.75	16.11	16.27	16.36	16.55	15.74

Forward contracts
US$m	69	69	66	60	61	35	24	6	390
FEC	14.71	15.00	15.27	15.44	15.89	15.82	15.96	16.23	15.35

R/gold

'000 oz	95	94	94	96	71	71	73	33	627
R'000/kg	626	641	648	661	668	674	689	702	659

US$/gold

'000 oz	12	12	12	12	8	6	3	1	66
US$/oz	1 351	1 363	1 357	1 370	1 376	1 387	1 404	1 414	1 368

Total gold

'000 oz	107	106	106	108	79	77	76	34	693

US$/silver

'000 oz	90	—	—	—	—	—	—		90
Floor	17.40	—	—	—	—	—	—		17.40
Cap	18.40	—	—	—	—	—	—		18.40

Refer to note 16 for details on the fair value measurements.

11. INVENTORIES

Gold in process increased R137 million year on year due to the timing of the plant clean-up at year-end, where the first possible dispatch day fell in the new financial period. Also contributing to the higher balance is the additional spares purchased in PNG when certain maintenance services were in-sourced.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

12. SHARE CAPITAL

Harmony conducted a placement of new ordinary shares to qualifying investors during June 2018. For detailed disclosure refer to Harmony's annual, financial statements for the financial year ended 30 June 2018.

African Rainbow Minerals Limited (ARM) subscribed for 11 032 623 shares at R19.12 a share to maintain its shareholding of 14.29% post the placement of shares issued during the 2018 financial year.

Additional share capital movements relate to shares issued as part of the group's employee share schemes. On 15 January 2019 the group issued 6.7 million ordinary shares to its employee share trust as part of a new employee share option plan (ESOP). The shares were granted to the employees on 25 February 2019 and the value of R28.29 per share, being the fair value on grant date, was included in the share-based payment expense. The scheme was classified as equity-settled and will vest over a three year period.

13. PROVISION FOR ENVIRONMENTAL REHABILITATION

The balance at 30 June 2019 decreased following the annual reassessment of the environmental provision. The biggest contributor was Moab Khotsong, where a decrease of R240 million was recognised following on alignment of the methodology and other assumptions including rates.

14. PROVISION FOR SILICOSIS SETTLEMENT

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016.

A gold mining industry working group which includes Harmony (the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. The working group engaged all stakeholders on these matters and on 3 May 2018, the working group announced that they have reached an agreement with the lawyers representing the claimants in the silicosis class action litigation. The settlement is subject to certain suspensive conditions, including the agreement being approved by the South Gauteng High Court.

Harmony has provided for the estimated cost of the settlement based on actuarial assessments. At 30 June 2019, management had estimated Harmony's share as R942 million (pre-tax). The time value of money recognised for the year ended 30 June 2019 is R79 million and the change in estimate is a gain of R62 million primarily due to a change in the timing of the expected cash flows.

Please refer to note 22 for events after the reporting date.

15. BORROWINGS

During the year ended 30 June 2019:

•The remaining outstanding balance of US$50 million (R670 million) was repaid on the US$200 million bridge loan.

•
Harmony entered into a four-year loan with Westpac Bank of US$24 million (R322 million) to finance the acquisition of fleet equipment for the group’s PNG operations. The loan is repayable in quarterly instalments and bears interest at a rate of LIBOR + 3.2%. During the year US$5 million (R64 million) was repaid on the loan.

•US$30 million (R419 million) was repaid on the US$350 million syndicated facility.

•	Harmony drew down the remaining R500 million on the R1 billion Nedbank revolving credit facility (RCF).

•
During November 2018, Harmony concluded a new four-year R2.0 billion facility with Nedbank and ABSA which consists of a R600 million term facility and a R1.4 billion RCF to replace the Nedbank R1 billion RCF.

On 19 August 2019, Harmony and a syndicate of local and international lenders signed an agreement for a new US$400m facility, replacing the existing US$350m facility. The key terms and conditions of the facility are as follows;
•US$200 Term loan and US$200 revolving credit facility
•Tenor - 3+1 years
•Margin for the term loan - 3.05% and RCF 2.90%

This agreement will become effective once all conditions precedent are fulfilled. As part of the facility, the tangible net worth to net debt covenant has been set to at least 4 times.

There were no breaches of the loan covenants for the 2019 and 2018 financial years.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

15. BORROWINGS continued

Figures in million	US$ term loan US dollar	US$ RCF US dollar	Rand term loan SA rand	Rand RCF SA rand	Westpac fleet loan US dollar

Borrowings summary at 30 June 2019
Original facility	175	175	600	1 400	N/A
Drawn down/ loan balance	175	120	600	900	20
Undrawn committed borrowing facilities	N/A	55	N/A	500	N/A
Maturity	July	July	November	November	June
	2020	2020	2022	2022	2022
Interest rate	LIBOR + 3.15%	LIBOR + 3.00%	JIBAR + 2.90%	JIBAR + 2.80%	LIBOR + 3.20%

The foreign exchange translation loss on the US$ borrowings for 2019 was R99 million (2018: R669 million)

	Year ended
	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Rand/US$ exchange rate:
Closing/spot	14.13	13.81
Average	14.18	12.85

16. FINANCIAL RISK MANAGEMENT ACTIVITIES

Foreign exchange risk
Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony maintains a foreign currency hedging programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. Refer to note 10 for the details of the contracts. The audit and risk committee reviews the details of the programme quarterly.

Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. In response to the increase in the rand gold price, this limit was temporarily increased to 24% just before year-end to accommodate additional hedging for certain more marginal operations. This increased limit normalizes back to 20% by the end of the 2020 financial year. The limit set by the Board is 50% of silver exposure over a 24-month period.

Management continues to top-up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly.

Refer to note 10 and the fair value determination section below for further detail on these contracts.

Fair value determination
The fair value levels of hierarchy are as follows:
Level 1: Quoted prices (unadjusted) in active markets
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

16. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

	Fair value hierarchy level	At 30 June 2019 (Reviewed)

Figures in million

Fair value through other comprehensive income financial instruments
Other non-current assets[1]	Level 3	59
Fair value through profit or loss financial instruments
Restricted investments[2]	Level 2	1 256
Derivative financial assets[3]	Level 2	506
Derivative financial liabilities[3]	Level 2	(442)
Loan to ARM BBEE Trust[4]	Level 3	271

	Fair value hierarchy level	At 30 June 2018 (Audited)

Figures in million

Available-for-sale financial assets
Other non-current assets[1]	Level 3	8
Fair value through profit or loss financial instruments
Restricted investments[2]	Level 2	913
Derivative financial instruments[3]	Level 2	408

1 Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
2 The majority of the balance is directly derived from the Top 40 index on the JSE, and is discounted at market interest rate. This relates to equity linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are carried at amortised cost and therefore not disclosed here.
3 The mark-to market remeasurement of the following contracts is derived from:

•
Forex hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve). FECs are derived from the forward rand/US$ exchange rate and discounted at market interest rate (zero-coupon interest rate curve).

•
Rand gold hedging contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.

•	US$ gold hedging contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.

•
Silver hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

4 The fair value was calculated using a discounted cash flow model taking into account projected interest payments and the projected ARM share price on the expected repayment date.

For all other financial instruments, fair value approximates carrying value.

17. ADDITIONAL CASH FLOW DISCLOSURES

(a) Restricted investments

During March 2019, the Group withdrew R183 million from its rehabilitation trusts for the reimbursement of rehabilitation work that was completed in prior years.

(b) Additions to property, plant and equipment

	Year ended
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Capital expenditure - operations[1]	3 490	2 619
Additions resulting from development at Hidden Valley[2]	—	1 563
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	350	288
Additions resulting from stripping activities[3]	1 196	98
Other	—	3

Total additions to property, plant and equipment	5 036	4 571
1 Increase year on year due to Moab Khotsong's expenditure being included for a full year.
2 Hidden Valley reached commercial levels of production in June 2018 and halted the capitalisation of development costs related to stage 5 and 6.
3 Includes stripping activity costs for Hidden Valley once commercial levels of production were reached.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

18. COMMITMENTS AND CONTINGENCIES

At
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Capital expenditure commitments:
Contracts for capital expenditure	418	273
Authorised by the directors but not contracted for	1 499	1 719

Total capital commitments	1 917	1 992

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

Legal proceedings commenced in December 2010 against the Hidden Valley mine in PNG over alleged damage to the Watut River (which runs adjacent to the Hidden Valley mine), alleged to have been caused by waste rock and overburden run-off from the mine. The damages sought by the plaintiffs were not specified. No active steps have been taken by the plaintiffs in this proceeding for more than five years. During the 2019 financial year the court dismissed the case from the roll for lack of prosecution.

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended
30 June 2018.

19. RELATED PARTIES

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained

Peter Steenkamp (Chief Executive Officer: South-Africa)	—	—	512 000
Frank Abbott (Financial director)	—	—	394 193
Phillip Tobias (Chief Operating Officer: New business)	—	—	126 378
Johannes van Heerden (Chief Executive Officer: South-east Asia)	—	—	85 000

20. SEGMENT REPORT

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).

The segment report follows on page 32.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2019 (Rand)

21. RECONCILIATION OF SEGMENT INFORMATION

	Year ended
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Reconciliation of production profit to gross profit/(loss)

Revenue	26 912	20 452
– Per segment report	26 146	20 358
– Other metal sales treated as by-product credits in the segment report	766	93
– Other adjustments	—	1
Production costs	(20 324)	(15 084)
– Per segment report	(19 558)	(15 002)
– Other metal sales treated as by-product credits in the segment report	(766)	(93)
– Other adjustments	—	11

Production profit per segment report	6 588	5 368
Impairment of assets	(3 898)	(5 336)
Amortisation and depreciation	(4 054)	(2 570)
Other cost of sales items	(593)	(606)

Gross profit/(loss) as per income statements[1]	(1 957)	(3 144)
1 The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At
Figures in million	30 June 2019 (Reviewed)	30 June 2018 (Audited)

Reconciliation of total segment mining assets to consolidated property, plant and equipment

Property, plant and equipment not allocated to a segment
Mining assets	341	982
Undeveloped property	3 681	3 681
Other non-mining assets	115	103
Wafi-Golpu assets	2 467	2 137

	6 604	6 903

22. SUBSEQUENT EVENTS

(a)
The settlement agreement for the silicosis and tuberculosis class action was approved by the South Gauteng High Court on 26 July 2019. The class members will be given an opportunity to option out of the settlement. Following this, the Tshiamiso Trust will be established and begin implementing the settlement. This has no impact on the provision.

(b)	On 19 August 2019, a new syndicated facility was signed. Refer to note 15 for further details

23. REVIEW CONCLUSION

These condensed consolidated financial statements for the year ended 30 June 2019 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor's review conclusion is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.

SEGMENT REPORT (RAND/METRIC)

FOR THE YEAR ENDED 30 JUNE 2019

	Revenue		Production cost		Production profit/(loss)		Mining assets		Capital expenditure#		Kilograms produced*		Tonnes milled*
	30 June		30 June		30 June		30 June		30 June		30 June		30 June
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	R million		R million		R million		R million		R million		kg		t'000
South Africa Underground
Tshepong operations	4 685	5 389	3 973	3 799	712	1 590	6 297	8 078	1 130	1 008	7 967	9 394	1 612	1 716
Moab Khotsong	4 470	1 672	3 101	952	1 369	720	3 634	3 670	559	173	7 928	3 296	970	327
Bambanani	1 477	1 616	994	896	483	720	562	659	61	64	2 515	2 821	230	233
Joel	957	954	971	920	(14)	34	947	995	187	250	1 567	1 635	429	454
Doornkop	1 931	1 958	1 564	1 411	367	547	2 759	2 721	308	274	3 273	3 429	730	696
Target 1	1 585	1 630	1 491	1 318	94	312	1 076	1 260	297	309	2 653	2 854	588	680
Kusasalethu	2 975	2 483	2 395	2 026	580	457	1 300	2 151	316	289	4 989	4 429	742	670
Masimong	1 359	1 505	1 205	1 154	154	351	106	57	109	129	2 309	2 623	602	647
Unisel	713	733	564	771	149	(38)	46	38	45	85	1 212	1 280	256	376

Surface
All other surface operations	2 403	2 009	1 938	1 521	465	488	724	553	84	136	4 099	3 570	15 931	14 143
Total South Africa	22 555	19 949	18 196	14 768	4 359	5 181	17 451	20 182	3 096	2 717	38 512	35 331	22 090	19 942

International
Hidden Valley	3 591	409	1 362	234	2 229	175	3 694	3 884	1 591	1 563	6 222	2 862	3 886	2 499
Total international	3 591	409	1 362	234	2 229	175	3 694	3 884	1 591	1 563	6 222	2 862	3 886	2 499
Total operations	26 146	20 358	19 558	15 002	6 588	5 356	21 145	24 066	4 687	4 280	44 734	38 193	25 976	22 441

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 21)

	766	94	766	82	—	12	6 604	6 903

	26 912	20 452	20 324	15 084	6 588	5 368	27 749	30 969	4 687	4 280	44 734	38 193	25 976	22 441
# Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R350 million (2018: R288 million).
* Production statistics are unaudited and not reviewed.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

	Year ended
	30 June 2019 (Unaudited)	30 June 2018 (Audited)
Figures in million		Restated*

Revenue	1 898	1 591
Cost of sales	(2 037)	(1 807)

Production costs	(1 433)	(1 174)
Amortisation and depreciation	(286)	(200)
Impairment of assets	(276)	(386)
Other items	(42)	(47)

Gross profit/(loss)	(139)	(216)
Corporate, administration and other expenditure	(52)	(63)
Exploration expenditure	(10)	(11)
Gains on derivatives	34	8
Other operating income/(expenses)	(13)	(53)

Operating profit/(loss)	(180)	(335)
Acquisition related costs	—	(8)
Share of profits from associates	4	3
Investment income	22	27
Finance costs	(41)	(26)

Profit/(loss) before taxation	(195)	(339)
Taxation	10	18
Current taxation	(10)	(16)
Deferred taxation	20	34

Net profit/(loss) for the period	(185)	(321)

Attributable to:
Owners of the parent	(185)	(321)

Earnings per ordinary share (cents)
Basic earnings	(35)	(72)
Diluted earnings	(36)	(72)

* Refer to note 1 for detail. The restated amounts are unaudited.

The currency conversion average rates for the 12 months ended 30 June 2019: US$1 = 14.18 (30 June 2018: US$1 = R12.85).

The income statement for the year ended 30 June 2018 has been extracted from the 2018 annual financial statements.

Note on convenience translations
Except where specific statements have been extracted from the 2018 annual financial statements, the requirements of IAS 21 The Effects of the Changes in Foreign Exchange Rates have not necessarily been applied in the translation of the US Dollar financial statements presented on page 33 to 37.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

	Year ended
Figures in million	30 June 2019 (Unaudited)	30 June 2018 (Audited)

Net profit/(loss) for the year	(185)	(321)
Other comprehensive income for the year, net of income tax	(48)	(175)

Items that may be reclassified subsequently to profit or loss:	(48)	(174)
Foreign exchange translation gain/(loss)	(4)	(117)
Remeasurement of gold hedging contracts
Unrealised gain/(loss) on gold contracts	(25)	21
Released to revenue	(32)	(93)
Deferred taxation thereon	13	15

Items that will not be reclassified to profit or loss:	—	(1)
Remeasurement of retirement benefit obligation
Actuarial loss recognised during the year	—	(1)

Total comprehensive income for the year	(233)	(496)

Attributable to:
Owners of the parent	(233)	(496)

The currency conversion average rates for the 12 months ended 30 June 2019: US$1 = 14.18 (30 June 2018: US$1 = R12.85).

The statement of comprehensive income for the year ended 30 June 2018 has been extracted from the 2018 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

FOR THE YEAR ENDED 30 JUNE 2019 (CONVENIENCE TRANSLATION)

Figures in million	Share capital	Accumulated loss	Other reserves	Total

Balance - 30 June 2018	2 076	(644)	364	1 796

Impact of adopting IFRS 9 (refer to note 1)	—	—	6	6

Restated opening balance - 1 July 2018	2 076	(644)	370	1 802

Issue of shares	15	—	—	15
Share-based payments	—	—	16	16
Net loss for the year	—	(185)	—	(185)
Other comprehensive income for the year	—	—	(48)	(48)

Balance - 30 June 2019 (Unaudited)	2 091	(829)	338	1 600

Balance - 30 June 2017	4 036	(547)	(1 255)	2 234

Issue of shares	79	—	—	79
Share-based payments	—		29	29
Net loss for the year	—	(321)	—	(321)
Other comprehensive income for the year	—	—	(175)	(175)
Reclassification from other reserves		1	(1)	—
Dividends paid	—	(11)	—	(11)

Balance - 30 June 2018 (Audited)	4 115	(878)	(1 402)	1 835

The currency conversion closing rates for the year ended 30 June 2019: US$1 = 14.13 (30 June 2018: US$1 = R13.81).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(CONVENIENCE TRANSLATION)

	At	At
Figures in million	30 June 2019 (Unaudited)	30 June 2018 (Audited)

ASSETS

Non-current assets
Property, plant and equipment	1 964	2 243
Intangible assets	38	39
Restricted cash	6	6
Restricted investments	234	237
Investments in associates	8	6
Inventories	3	3
Other non-current assets	24	19
Derivative financial assets	14	6

Total non-current assets	2 291	2 559

Current assets
Inventories	139	127
Restricted cash	3	3
Trade and other receivables	75	83
Derivative financial assets	22	39
Cash and cash equivalents	70	51

Total current assets	309	303
Total assets	2 600	2 862

EQUITY AND LIABILITIES

Share capital and reserves
Share capital	2 091	4 115
Other reserves	338	(1 402)
Accumulated loss	(829)	(878)

Total equity	1 600	1 835

Non-current liabilities
Deferred tax liabilities	49	83
Provision for environmental rehabilitation	216	240
Provision for silicosis settlement	67	67
Retirement benefit obligation	14	13
Other non-current liabilities	—	3
Borrowings	413	357
Derivative financial liabilities	12	1

Total non-current liabilities	771	764

Current liabilities
Borrowings	6	50
Trade and other payables	204	198
Derivative financial liabilities	19	15

Total current liabilities	229	263
Total equity and liabilities	2 600	2 862

The balance sheet for 30 June 2019 converted at a conversion rate of US$1 = R14.13 (30 June 2018: US$1 = R13.81)

The balance sheet at 30 June 2018 has been extracted from the 2018 annual financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

	Year ended
Figures in million	30 June 2019 (Unaudited)	30 June 2018 (Audited)

CASH FLOW FROM OPERATING ACTIVITIES

Cash generated by operations	356	334
Interest and dividends received	5	6
Interest paid	(27)	(14)
Income and mining taxes paid	(4)	(23)

Cash generated from operating activities	330	303

CASH FLOW FROM INVESTING ACTIVITIES

Increase in restricted cash	(1)	(2)
Decrease in amounts invested in restricted investments	13	—
Consideration paid for the acquisition of Moab Khotsong operations	—	(300)
Redemption of preference shares from associates	2	—
Capital distributions from investments	2	—
Additions to property, plant and equipment	(355)	(356)

Cash utilised by investing activities	(339)	(658)

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings raised	107	565
Borrowings repaid	(95)	(312)
Proceeds from the issue of shares	15	79
Dividends paid	—	(12)

Cash generated from financing activities	27	320
Foreign currency translation adjustments	1	(9)

Net increase/(decrease) in cash and cash equivalents	19	(44)
Cash and cash equivalents - beginning of year	51	95

Cash and cash equivalents - end of year	70	51

The currency conversion average rates for the 12 months ended 30 June 2019: US$1 = 14.18 (30 June 2018: US$1 = R12.85).

The closing balance translated at closing rate of 30 June 2019 US$1 = R14.13 (30 June 2018: US$1 = R13.81)

The cash flow statement for the year ended 30 June 2018 has been extracted from the 2018 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

FOR THE YEAR ENDED 30 JUNE 2019 (CONVENIENCE TRANSLATION) (UNAUDITED)

	Revenue		Production cost		Production profit/(loss)		Mining assets		Capital expenditure#		Ounces produced*		Tons milled*
	30 June		30 June		30 June		30 June		30 June		30 June		30 June
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000
South Africa Underground
Tshepong operations	330	419	280	296	50	123	446	585	80	78	256 146	302 026	1 777	1 893
Moab Khotsong	315	130	219	74	96	56	257	268	39	13	254 891	105 969	1 069	360
Bambanani	104	126	70	70	34	56	40	48	4	5	80 860	90 698	254	257
Joel	67	74	69	72	(2)	2	67	72	13	19	50 379	52 566	473	501
Doornkop	136	152	110	110	26	42	195	197	22	21	105 229	110 245	805	767
Target 1	112	127	105	103	7	24	76	91	21	24	85 296	91 758	650	749
Kusasalethu	210	193	169	158	41	35	92	156	22	22	160 400	142 395	817	738
Masimong	96	117	85	90	11	27	8	4	8	10	74 237	84 332	664	714
Unisel	50	57	40	60	10	(3)	3	3	3	7	38 966	41 152	283	415

Surface
All other surface operations	171	157	136	116	35	41	51	40	7	12	131 785	114 778	17 565	15 595
Total South Africa	1 591	1 552	1 283	1 149	308	403	1 235	1 464	219	211	1 238 189	1 135 919	24 357	21 989

International
Hidden Valley	253	32	96	18	157	14	262	281	112	122	200 042	92 015	4 285	2 757
Total international	253	32	96	18	157	14	262	281	112	122	200 042	92 015	4 285	2 757
Total operations	1 844	1 584	1 379	1 167	465	417	1 498	1 745	331	333	1 438 231	1 227 934	28 642	24 746
#Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$25 million (2018: US$22 million).
*Production statistics are unaudited and not reviewed.

DEVELOPMENT RESULTS
FOR THE YEAR ENDED 30 JUNE 2019
METRIC

			Channel
	Reef	Sampled	Width	Value	Gold
	Meters	Meters	(Cm's)	(g/t)	(Cmg/t)
Tshepong
Basal	1 355	1 356	8.94	175.80	1 572
B Reef	715	572	132.08	28.39	3 750
All Reefs	2 069	1 928	45.48	48.78	2 218
Phakisa
Basal	1 254	1 248	42.89	29.53	1 267
All Reefs	1 254	1 248	42.89	29.53	1 267
Doornkop
South Reef	1 621	1 611	66.89	13.71	917
All Reefs	1 621	1 611	66.89	13.71	917
Kusasalethu
VCR Reef	1 217	1 156	59.12	24.79	1 466
All Reefs	1 217	1 156	59.12	24.79	1 466
Target 1
Elsburg	116	72	272.44	3.65	994
All Reefs	116	72	272.44	3.65	994
Masimong 5
Basal	794	698	73.49	17.32	1 273
B Reef	519	597	81.77	60.16	4 920
All Reefs	1 313	1 295	77.31	38.21	2 954
Unisel
Basal	1 453	1 204	148.71	10.19	1 516
All Reefs	1 453	1 204	148.71	10.19	1 516
Joel
Beatrix	1 288	1 320	80.96	13.40	1 085
All Reefs	1 288	1 320	80.96	13.40	1 085
Moab Khotsong
Vaal Reef	1 049	916	95.79	29.60	2 835
C Reef	153	202	11.22	35.44	398
All Reefs	1 202	1 118	80.51	29.75	2 395
Total Harmony
Basal	4 856	4 506	65.69	21.71	1 426
Beatrix	1 288	1 320	80.96	13.40	1 085
B Reef	1 233	1 169	106.39	40.86	4 347
Elsburg	116	72	272.44	3.65	994
Vaal Reef	1 049	916	95.79	29.60	2 835
South Reef	1 621	1 611	66.89	13.71	917
VCR	1 217	1 156	59.12	24.79	1 466
C Reef	153	202	11.22	35.44	398
All Reefs	11 532	10 952	74.23	23.20	1 722
VCR: Ventersdorp Contract Reef

IMPERIAL

			Channel
	Reef	Sampled	Width	Value	Gold
	Feet	Feet	(Inch)	(oz/t)	(In.oz/t)
Tshepong
Basal	4 445	4 449	4.00	4.51	18
B Reef	2 344	1 877	52.00	0.83	43
All Reefs	6 789	6 325	18.00	1.42	25
Phakisa
Basal	4 113	4 094	17.00	0.86	15
All Reefs	4 113	4 094	17.00	0.86	15
Doornkop
South Reef	5 319	5 285	26.00	0.41	11
All Reefs	5 319	5 285	26.00	0.41	11
Kusasalethu
VCR Reef	3 991	3 794	23.00	0.73	17
All Reefs	3 991	3 794	23.00	0.73	17
Target 1
Elsburg	380	236	107.00	0.11	11
All Reefs	380	236	107.00	0.11	11
Masimong 5
Basal	2 604	2 290	29.00	0.50	15
B Reef	1 702	1 959	32.00	1.77	56
All Reefs	4 306	4 249	30.00	1.13	34
Unisel
Basal	4 768	3 950	59.00	0.30	17
All Reefs	4 768	3 950	59.00	0.30	17
Joel
Beatrix	4 224	4 331	32.00	0.39	12
All Reefs	4 224	4 331	32.00	0.39	12
Moab Khotsong
Vaal Reef	3 443	3 005	38.00	0.86	33
C Reef	501	663	4.00	1.14	5
All Reefs	3 944	3 668	32.00	0.86	28
Total Harmony
Basal	15 930	14 783	26.00	0.63	16
Beatrix	4 224	4 331	32.00	0.39	12
B Reef	4 046	3 835	42.00	1.19	50
Elsburg	380	236	107.00	0.11	11
Vaal Reef	3 443	3 005	38.00	0.86	33
South Reef	5 319	5 285	26.00	0.41	11
VCR	3 991	3 794	23.00	0.73	17
C Reef	501	663	4.00	1.14	5
All Reefs	37 834	35 933	29.00	0.68	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 20, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director